EXHIBIT 99.1

LIMINAL BIOSCIENCES ANNOUNCES COMPLETION OF THE PLAN OF ARRANGEMENT WITH STRUCTURED ALPHA LP

LAVAL, QC and CAMBRIDGE, England, Sept. 26, 2023 /CNW/ - Liminal BioSciences Inc. ("Liminal BioSciences" or the "Company") is pleased to announce that the transaction contemplated by the previously announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving the Corporation and Structured Alpha LP ("SALP"), a limited partnership managed by its general partner, Thomvest Asset Management Ltd., was completed earlier today (the "Arrangement"). Pursuant to the Arrangement, SALP acquired all of the issued and outstanding common shares of Liminal BioSciences (the "Shares") not currently owned by SALP or its affiliates and associates (the "Minority Shares") at a price of US$8.50 per Share, payable in cash (the "Consideration").

Registered holders of Minority Shares ("Minority Shareholders") are reminded that in order to receive any Consideration that they are entitled to, they must properly complete, sign and return the letter of transmittal to Computershare Investor Services Inc., as depositary, together with the share certificate(s) and/or Direct Registration System (DRS) Advice(s) representing Shares formerly held by them. Minority Shareholders who hold their Shares through a broker, investment dealer or other intermediary should carefully follow the instructions provided by such broker, investment dealer or other intermediary.

As a result of the Arrangement, the Shares will no longer be listed on the Nasdaq Capital Market. In addition, the Company will submit an application to cease to be a reporting issuer under applicable Canadian securities law, will file a certification and notice on Form 15 with the U.S. Securities and Exchange Commission to suspend its reporting obligations under U.S. securities laws and will otherwise terminate the Company's public reporting requirements.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. Liminal BioSciences is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. Liminal BioSciences' pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. Liminal BioSciences is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, Liminal BioSciences continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

About Structured Alpha LP

Thomvest Asset Management Ltd. is the general partner of SALP. Thomvest Asset Management Ltd. and its affiliates are a group of investment companies that make investments on behalf of Peter J. Thomson and his family.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to Liminal BioSciences' business in general, the delisting of Liminal BioSciences' shares and the filing of an application to cease to be a reporting issuer in Canada and timing thereof.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the risk that stockholder litigation in connection with the Arrangement may result in significant costs of defense, indemnification and liability; the effects of disruption from the Arrangement on Liminal BioSciences' business; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; Liminal BioSciences' expected cash runway and Liminal BioSciences' ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets; Liminal BioSciences' reliance on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from Liminal BioSciences' competitors and the marketplace for Liminal BioSciences' product candidates; and business, operations and clinical development timelines and plans may be adversely affected by geopolitical events and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting Liminal BioSciences, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal BioSciences may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Nicole Rusaw, Chief Financial Officer, n.rusaw@liminalbiosciences.com

CO: Liminal BioSciences Inc.

CNW 08:00e 26-SEP-23